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                          February 3, 2023

       John Hilburn Davis IV
       President and Chief Executive Officer
       Digital Brands Group, Inc.
       1400 Lavaca Street
       Austin, TX 78701

                                                        Re: Digital Brands
Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 30,
2023
                                                            File No. 333-269463

       Dear John Hilburn Davis IV:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Thomas Poletti, Esq.